UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2008

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes       No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1. Important Event issued by Masisa S.A. on January 15, 2008:

MASISA S.A.
Publicly-Traded Corporation
Registered under Nº825 in the Securities Registry

SIGNIFICANT EVENT

Santiago, January 15, 2008

Mr. Superintendent
Superintendency of Securities and Insurance

Dear Sir,

Pursuant to what is laid down in article 9 and the second sub-paragraph of article 10 of Law Nº18.045 and in General Regulation Nº30 of the Superintendency of Securities and Insurance (SVS), and duly empowered to such effect by the Board of Masisa S.A. (hereinafter referred to as “Masisa”) in a board meeting held on January 14, 2008, I hereby inform you of the following significant event concerning Masisa and its business:

1.
On January 15, 2008, Masisa and Brascan Brazil Ltda., a Brazilian company owned by the Canadian entity Brookfield Asset Management Inc., signed a share purchase and sale contract in which Masisa acquired 45.68% of the shareholding of the Brazilian company Tafibrás Participaciones S.A. (hereinafter referred to as “Tafibrás”) and indirectly through Tafibrás 37% of the shareholding of the Brazilian affiliate of Tafibras called Tafisa Brazil S.A. (hereinafter referred to as “Tafisa Brazil”).

Tafisa Brazil’s main line of business is the manufacture of wood boards and it has an industrial plant in the state of Paraná, Brazil with a production capacity of 380,000 cubic meters of medium density fiberboard (hereinafter referred to as “MDF”) a year, 260,000 cubic meters of medium density particleboard (hereinafter referred to as “MDP”) a year and 300,000 cubic meters of melamine boards (hereinafter referred to as “Melamine”).

The price of this purchase and sale agreement was US$70,000,000 and was paid in cash. Masisa will finance this operation with third-party debt.

2.
Tafibrás and Tafisa are closed stock corporations. The remaining shareholders of Tafibrás and Tafisa are all companies indirectly owned by Sonae Indústria, SGPS, S.A., a Portuguese publicly-traded corporation (hereinafter referred to as “Sonae Indústria”).

Sonae Indústria and Masisa have undertaken the commitment of in the next few months working on the negotiation, agreement and implementation of the combination of the business of Tafisa and of Masisa’s Brazilian affiliate called Masisa do Brazil Ltda. (hereinafter referred to as “Masisa Brazil”), be this by means of a merger of the mentioned companies in Brazil or by another legal structure of these characteristics with the aim of positioning the new merged entity as a leading company in the Brazilian market.

The business that Masisa Brazil will provide to the mentioned merger would be its production capacity of 280,000 cubic meters of MDF a year and 220,000 cubic meters of melamine a year, both at its Paraná plant in Brazil, plus the capacity to produce 675,000 cubic meters of MDP and 250,000 cubic meters of melamine boards a year at the new plant that it has started to build at Rio Grande do Sul, Brazil.

3.
Masisa and Sonae Indústria have signed an option agreement that (i) enables Masisa to sell its entire shareholding in Tafibrás to Sonae Indústria and (ii) enables Sonae Indústria to acquire Masisa’s entire shareholding in Tafibrás, should the business merger mentioned in foregoing number 2 not work out.

Yours faithfully,

Enrique Cibié Bluth
CEO
Masisa S.A.

Item 2. Press Release issued by Masisa S.A. on January 15, 2008:

For further information, please contact:	Investor Relations
(56 2) 350 6038
investor.relations@masisa.com
Internet: www.masisa.com

PRESS RELEASE

One of the largest board manufacturers of that country
Masisa Acquires 37% of Tafisa Brazil

•	The operation amounted to US$70 million and is an important step by Masisa to continue growing in the Brazilian market, thereby consolidating its regional leadership.

Santiago, January 15, 2008. Masisa and Brascan Brazil Ltda., a Brazilian company owned by the Canadian entity Brookfield Asset Management Inc., today signed a share purchase and sale contract in which Masisa acquired 45.68% of the shareholding of the Brazilian company Tafibrás Participaciones S.A. (hereinafter referred to as “Tafibrás”) and indirectly through Tafibrás 37% of the shareholding of the Brazilian affiliate of Tafibras called Tafisa Brazil S.A. (hereinafter referred to as “Tafisa Brazil”). The price of this purchase and sale agreement was US$70,000,000 and will be financed with third-party debt.

“This agreement to acquire a stake in Tafisa Brazil reflects that we are consolidating our regional leadership in the wood boards for furniture and interior architecture market and that we are constantly analyzing the opportunities that arise in order to generate value for our shareholders,” said Masisa CEO Enrique Cibié.

It should be highlighted that in late September 2007 the Masisa board approved the construction of a medium density particleboard (MDP) plant in Rio Grande do Sul, Brazil, entailing US$119 million.

The main line of business of Tafisa Brazil is the manufacture of wooden boards and it has an industrial plant in the state of Paraná, Brazil, with a production capacity of 380,000 cubic meters of medium density fiberboard (hereinafter referred to as “MDF”) a year, 260,000 cubic meters of medium density particleboard (hereinafter referred to as “MDP”) a year, and 300,000 cubic meters of melamine boards (hereinafter referred to as “Melamine”)

Tafibrás and Tafisa Brazil are closed stock corporations. The remaining shareholders of Tafibrás and Tafisa Brazil are all companies indirectly owned by Sonae Indústria, SGPS, S.A., a Portuguese publicly-traded corporation (hereinafter referred to as “Sonae Indústria”).

Sonae Industria is today one of the world leaders in the wood board industry. It has an annual capacity of 7.1 million cubic meters of wood boards and it operates in nine countries, one of which is Brazil. In total, Sonae Industria has 36 production facilities.

An agreement that generates synergy and higher growth

Sonae Indústria and Masisa have committed to working on the negotiation, agreement and implementation of a combination of the business of Tafisa Brazil and of Masisa’s Brazilian affiliate Masisa do Brazil Ltda. (hereinafter referred to as “Masisa Brazil”) in the next few months, be this by means of a merger of the mentioned companies in Brazil or by another legal structure of these characteristics with the aim of positioning the new merged entity as a leading company in the Brazilian market.

The business that Masisa Brazil will provide to the mentioned merger would be its production capacity of 280,000 cubic meters of MDF a year and 220,000 cubic meters of melamine a year, both at its Paraná plant in Brazil, plus the capacity to produce 675,000 cubic meters of MDP a year and 250,000 cubic meters of melamine boards a year both at the new plant at Rio Grande do Sul, Brazil.

Forecasts and Estimates

This press release may contain forecasts, which are different statements from historical facts or current conditions, and include the management’s current vision and estimates of future circumstances, industry conditions and the Company’s performance. Some forecasts may be identified by the use of terms such as “may,” “should,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “forecasts” and other similar expressions. Statements about future market share, projected future competitive strengths, the implementation of significant operating and financial strategies, the direction of future operations, and the factors or trends affecting financial conditions, liquidity, or operating income are examples of forecasts. Such statements reflect the current management vision and are subject to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. These statements are made based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could lead to the current results of Masisa, and the projected Company activities, to materially differ from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2008
Masisa S.A.

	By:	/s/ Enrique Cibié
Enrique Cibié
CEO